AMENDMENT TO

SUB-DISTRIBUTION AGREEMENT

THIS AMENDMENT is entered into as of July 1, 2022 by and between AMG Distributors, Inc. (“AMGD”), a Delaware corporation, and Pantheon Securities, LLC (“Pantheon”), a Delaware limited liability company.

WHEREAS, AMGD and Pantheon entered into a Sub-Distribution Agreement effective as of April 1, 2018 relating to AMG Pantheon Fund, LLC (as amended from time to time, the “Agreement”); and

WHEREAS, AMGD and Pantheon desire to amend the Agreement.

NOW, THEREFORE, in consideration of the mutual promises and intending to be legally bound, the parties hereby agree as follows:

1. Schedule A to the Agreement is hereby deleted in its entirety and replaced with Schedule A attached hereto.

2. Terms defined in the Agreement and not otherwise defined herein shall retain their meanings as defined in the Agreement.

3. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date listed above.

PANTHEON SECURITIES, LLC		AMG DISTRIBUTORS, INC.

By:	/s/ Susan Long McAndrews	By:	/s/ Keitha L. Kinne
Name:	Susan Long McAndrews	Name:	Keitha L. Kinne
Title:	Chief Executive Officer	Title:	President

SCHEDULE A

Sub-Distribution Agreement

Fees and Expenses

For the services provided by Pantheon under this Agreement, AMGD will pay Pantheon a commission on any sales of the Fund’s Units attributable to Pantheon’s services at such rate(s) as may be agreed upon by AMGD and Pantheon from time to time. Pantheon acknowledges that AMGD shall be permitted to retain a commission paid to AMGD on any sales of the Fund’s Units resulting from distribution activities performed by AMGD at such rate(s) as may be agreed upon by AMGD and Pantheon from time to time.

Invoices issued under this Agreement will be payable within 30 days of receipt.